SOOL (MAKKU)
2023 REPORT

Dear investors,

We are truly humbled by the support and love we've received since we made it out into the world. 2023 showed us that Makku has huge potential and great sales velocity in broader markets and cities that aren't heavily populated by Koreans/Korean Americans. Makku is truly a unique, high quality, and authentic alcoholic beverage, and we're ready to make Makku the next big thing after hard cider and hard seltzer. Thank you for taking this ride with us and believing in our brand and team.

We need your help!

Many people still don't know about Makku. Word of mouth has been the greatest marketing tool for us, so it would be extremely helpful for our investors to evangelize about Makku and share our products with their communities, whether in person or through social media. Additionally, communities, whether in person or through social media. Additionally, expanding sales distribution is always top of mind for us. Whenever you see a store or restaurant that would be a good fit with Makku, it is helpful for our customers and investors to let the buyer or manager know about our brand.

Sincerely,

Soon Pak

Board member

Carol Pak

CEO

Sora Bae Kim

Board member

How did we do this year?

REPORT CARD

B+

☺ The Good

We were able to secure national placements for Whole Foods, opening up 100+ new accounts.

We increased our product margins and capital efficiency

We changed our sales focus to retail chains, enabling greater efficiency of team resources and sales data visibility

☹ The Bad

We had a lot of leftover stock from 2022 so we under-ordered for 2023, leading to out of stocks in Q2-3.

We were also out of stock in Q4 for several weeks due to freight and/or port delays, and poor weather conditions.

3 of our distributors, including one of our largest, ceased operations, impacting top line revenue.

2023 At a Glance

January 1 to December 31



$1,388,776 +6%
Revenue



-$995,937
Net Loss



$93,250 +145%
Short Term Debt



$1,879,325
Raised in 2023



$293,000
Cash on Hand
As of 10/19/22

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

Net Margin: -72%   Gross Margin: 36%   Return on Assets: -91%   Earnings per Share: -$0.39   Revenue per Employee: $347,194

Cash to Assets: 21%   Revenue to Receivables: 1.433   Debt Ratio: 10%

📄 22.12.31_FINAL_FS_KBrew.pdf

We ❤ Our 134 Investors

Thank You For Believing In Us

Alisa Gavaller	David Barton	Kim Giovannini	David Hooker	Kume Bryant	Edward Han
Narae Chung	Maximilian Seedorf	Aaron Jo	Sungku Kang	Hoi Ling Wong	Mijung Kang
Donald Lee	Eugene Kim	Chan Young Kim	Nikolas Kikuta	Jane Dua	Gloria Kim (Pistachi)
James Lee	Elise Tak	Sharan Kaur	Todd Jerry	Brian Lee	Rachel Ye
Grace Lee	David Huynh	Janey Liu	S K	Sofia L	Michael Leung
Jeffrey Qiu	Jason Newby	B S	Abimbola Adebayo	Fatty Fugu	Namwon Jung
Raquel Duenas	Michelle Baker	Matt Kang	R Shin	Megan Pigott	Ben Schechter
Robin Choi	Daniel Morales	Elizabeth Kim	Michael Hwang	Ori Lotan	Koun Bae
Carly Schumacher	Esther Park	Eunice Kwon	Nayoung Miller Won	Sachi Cruz	Janet Kim
Cali Digre	Sarah Kang	Sergey Pronin	Sung Ahn	Derico Setyabrata	Henry Shin
Janice Sung	Randy Gonzales	Cynthia Lee	Kevin SONETHONGKHAM	Young Won	Alison Kram
Sean Lee	Danny Lee	Sidney Marie	Stephen Johnson	Yong Kim	Gene Kim
Alan Liu	Jeanne Choi	Andrew Kim	Heejin Yun	Sumito Ahuja	Davis Kim
Ryan Chow	Emma Larson	Sarah Labensky	James Lee	May Thach	Yun Park
Christina Wang	David Chang	Eom Jae Yong	Jonathan Kim	Colleen MacMillan	Yuhua Golnick
Peter Kim	Clara Lam	Liisa Song	Raschel Muse	Kevin Florenzano	Tiffany Kim
Horim Kate Lee-McConnell	Meagan John	Jacob Sung	Sean Whelan	Zayd Khan	Christy Wang
Nathon Turner	Dave Eng	Sarah Bennett	Young Kim	Anand David	Angela Lynch
Jonathan Tang	James Paik	Mark Parisi	Helen Yu	Lorna Kang	Yvonne Lagarnia
Gloria Yi	Lena Wu	Heeyun Lee	Sabrina Park	Kelly Min	Dianne Lee
Jasper Nee	Christine Chan	James Anderson	Julian Silcott	Alexandria Wang	

Thank You!

From the Sool (Makku) Team



Carol Pak 🔗

CEO

Previously with ZX Ventures (AB InBev) and led the commercialization of a new alcoholic beverage brand in China.



Rosemary Bang in

Operations Director

Previously at Deloitte



Cj Meinecke

Sales Director

Over 10 years of sales experience in the industry, including Constellation and SweetWater Brewing



Elizabeth Yik in

Creative Lead

Previously at Dive Studios



Ashley Chae

Social Media Coordinator

Details

The Board of Directors

Director	Occupation	Joined
Carol Pak	CEO @ KBrews Inc	2017
Soon Pak	Acupuncturist and Herbologist @ Loving Touch Acupuncture	2020
Sora Bae Kim	Investor @ Atinum Partners	2020

Officers

Officer	Title	Joined
Carol Pak	Secretary President CEO	2017

Voting Power ❓

Holder	Securities Held	Voting Power
Carol Pak	1,175,000 Class A Common	50.8%

Past Equity Fundraises

Date	Amount	Security	Exemption
04/2020	$700,000	Safe	Section 4(a)(2)
05/2020	$28,100		Section 4(a)(2)
05/2020	$11,200		Section 4(a)(2)
02/2021	$1,300,000	Preferred Stock	Other
10/2022	$82,000		Section 4(a)(2)
03/2023	$75,000		Section 4(a)(2)
05/2023	$113,451		4(a)(6)
07/2023	$1,507,000	Safe	Section 4(a)(2)
12/2023	$183,874		Other

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
SBA	05/05/2020	$28,100	$0	1.0%	03/10/2021	
U.S. Small Business Administration	05/20/2020	$11,200	$11,200	3.75%	05/20/2050	
CircleUp Credit Advisors LLC	10/25/2022	$82,000	$0	11.75%	08/01/2023	
Renaissance Economic Development Corp.	03/14/2023	$75,000	$59,806	4.0%	03/14/2028	
Settle	12/29/2023	$183,874	$128,843	18.0%	05/31/2024	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Common Stock	3,500,000	1,323,359	Yes
Preferred Stock	991,972	991,972	Yes
Class B Common Stock	500,000	259,130	No

Warrants:	0
Options:	81

Form C Risks:

We are not riding on the momentum of a popular category. As pioneers, looking to build and expand the categories of makgeolli and soju, we must utilize our resources for product and brand education. Fortunately, we do fit into a larger momentous wave of Hallyu (Korean culture) and RTD (ready-to-drink) beverages sweeping across the globe.

We do not have our own production facility so we have limited control over our production schedule and capacity. However, based on our facilities, we don't foresee any capacity issues in the next 5 years. Additionally, we have identified secondary and tertiary facilities that would be able to produce for our brands.

Our business model entails exporting our product to other countries in the next few years. Although we found product-market fit in the US, we may be slow to find product-market fit in subsequent countries.

We import Makku from Korea, so freight has been costly and delayed since the onset of COVID. Although there are market signals that freight conditions are improving, we are susceptible to macro factors that can impact importation. One reason we are raising capital is so we can build our inventory back-stock and mitigate these risks.

The adult beverage aisles are getting increasingly crowded, with all brands competing for shelf space, consumer mindshare and investor dollars. As a brand, it is imperative that we are able to stand out from the noise. However, as America's first craft makgeolli and soju cocktail brands, we are confident that our brands have unique and differentiated propositions.

As we are a consumer packaged goods product, this business requires a lot of cash. We have been able to raise $3.2M to date due to our strong team, product, and vision, and expect to hit profitability next year. We wanted to

open up this round to those who know and love us most - our consumers and community.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company,

change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

KBrews Inc

Delaware Corporation
Organized June 2017
4 employees
4327 220 St
Floor 1
Bayside NY 11361 https://www.drinksool.com

Business Description

Refer to the Sool (Makku) profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Sool (Makku) has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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